Exhibit 99.2

ORRICK, HERRINGTON & SUTCLIFFE LLP
666 FIFTH AVENUE
NEW YORK, NEW YORK 10103

September 16, 2008

Credit Suisse
11 Madison Avenue
New York, New York 10010

Ladies and Gentlemen:

We have acted as special tax counsel to Credit Suisse, a corporation incorporated under the laws of Switzerland (the “Company”), in connection with the preparation and filing of pricing supplement no. J13 dated September 12, 2008 relating to Annual Review Note Linked to the S&P 500® Index due September 29, 2011 (the “Pricing Supplement”) to the underlying supplement dated August 13, 2008 relating to Medium-Term Notes (the “Underlying Supplement”), the product supplement dated September 9, 2008 relating to Annual Review Note Linked to the Value of an Index (the “Product Supplement”), prospectus supplement dated March 24, 2008 (the “Prospectus Supplement”) for the Company’s Medium-Term Notes and prospectus dated March 29, 2007 (the “Prospectus”) contained in the Company’s Registration Statement (No. 333-132936-14) (the “Registration Statement”).  This opinion is being furnished in accordance with the requirements of Section 601(b)(8) of Regulation S-K of the Securities Act of 1933, as amended (the “Act”).

In our opinion, the discussions under the heading “Certain U.S. Federal Income Tax Consequences” in the Product Supplement and in the Pricing Supplement, subject to the conditions and limitations described therein, set forth the material U.S. federal income tax considerations applicable generally to holders of the securities offered pursuant to the Pricing Supplement as a result of the ownership and disposition of such securities.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the references to us under the heading “Certain U.S. Federal Income Tax Consequences” in the Product Supplement and in the Pricing Supplement.  By such consent we do not concede that we are in “expert” for the purposes of the Act.

Very truly yours,

/s/ Orrick, Herrington & Sutcliffe LLP